Exhibit 99.2

BTC DIGITAL LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except share data and per share data, or otherwise noted)

	Note	December 31, 2022	June 30, 2023
		US$’000	US$’000
			Unaudited
			(Note 2(b))
ASSETS
Current assets
Cash and cash equivalents		48	215
Accounts receivable	5	8,902	5,485
Prepayments and other current assets	5	5,015	3,484
Digital assets	6	91	74

Total current assets		14,056	9,258

Non-current assets
Equity method investments	7	2,885	2,886
Property and equipment, net	8	13,403	13,556
Total non-current assets		16,288	16,442

Total assets		30,344	25,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		3,455	155
Short term loan	10	870	453
Accrued expenses and other payables		-	50
Total current liabilities		4,325	658
Non-current liability
Amounts due to related parties	14(b)	6,739	6,739
Total non-current liability		6,739	6,739
			-
Total liabilities		11,064	7,397

BTC DIGITAL LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of US$, except share data and per share data, or otherwise noted)

	Note	December 31, 2022	June 30, 2023
		US$’000	US$’000
			Unaudited
			(Note 2(b))
Shareholders’ equity
Ordinary shares (US$0.06 par value; 25,000,000 shares authorized; 1,044,009 and 1,301,629 shares issued outstanding as of December 31, 2022 and June 30, 2023) *	13	63	78
Additional paid-in capital		202,992	203,115
Accumulated deficit		(183,775)	(184,890)

Total equity attributable to shareholders of the Company		19,280	18,303

Total shareholders’ equity		19,280	18,303

Total liabilities and shareholders’ equity		30,344	25,700

*	Retrospectively restated to reflect the twenty for one share consolidation, see Note 13

BTC DIGITAL LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Six Months Ended June 30,
	Note	2022	2023
		US$’000	US$’000
			Unaudited
			(Note 2(b))
Revenues		1,630	7,284
Cost of revenues		(1,849)	(7,394)
Gross loss		(219)	(110)
Operating expenses:
Selling and marketing expenses		-	(198)
General and administrative expenses		(1,349)	(656)
Loss from operations		(1,568)	(964)
Other income (expenses):
Realized gain on exchange of digital assets		-	34
Interest income		1	1
Interest expenses		-	(50)
Foreign currency exchange loss, net		(218)	(135)
Equity in income on equity method investments	7	10	1
Others, net		(4)	(2)
Loss before income tax from continuing operations		(1,779)	(1,115)
Income tax expense	9	-	-
Net loss from continuing operations		(1,779)	(1,115)
Income from discontinued operations, net of income taxes		1,484	-
Net loss		(295)	(1,115)
Net gain from discontinued operations attributable to noncontrolling interest		789	-
Less: Net gain attributable to the non-controlling interest		789	-
Net income/(loss) attributable to shareholders of the Company		(1,084)	(1,115)
Net loss		(295)	(1,115)
Comprehensive loss		(295)	(1,115)
Net loss per share-Basic and diluted	11
- From continuing operation		(2.61)	(0.91)
- From discontinued operation		1.02	-
Weighted average shares used in calculating net loss per share
- Basic		682,160	1,229,652
- Diluted		682,160	1,229,652

BTC DIGITAL LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of US$, except share data and per share data, or otherwise noted)

	Note	Ordinary shares			Additional paid-in capital	Accumulated deficit	Total (deficit)/ equity attributable to shareholders of the Company	Non- controlling interests	Total (deficit)/ equity
		Number of shares*[1]	US$’000		US$’000	US$’000	US$’000	US$’000	US$’000
Balances as of December 31, 2021		568,572	34		210,710	(207,222)	3,522	2,218	5,740
Net loss for the period		-	-		-	(1,084)	(1,084)	789	(295)
Issuance of ordinary shares		1,645		*2	-	-	-	-
Share-based compensation		-	-		761	-	761	-	761
Balances as of June 30, 2022		570,217	34		211,471	(208,306)	3,199	3,007	6,206

*2	Less than $1,000

	Note	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total equity attributable to shareholders of the Company	Total equity
		Number of shares*[1]	US$’000	US$’000	US$’000	US$’000	US$’000
Balances as of December 31, 2022		1,044,009	63	202,992	(183,775)	19,280	19,280
Net loss for the period		-	-	-	(1,115)	(1,115)	(1,115)
Issuance of ordinary shares		257,620	15	(15)	-	-	-
Share-based compensation		-	-	138	-	138	138
Balances as of June 30, 2023		1,301,629	78	203,115	(184,890)	18,303	18,303

*1	Retrospectively restated due to twenty for one reverse stock split, see Note 21

BTC DIGITAL LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Six Months Ended June 30,
	Note	2022	2023
		US$’000	US$’000
			Unaudited
			(Note 2(b))
Cash flows from operating activities:
Continuing operation
Net loss		(1,779)	(1,115)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation		650	1,674
Impairment losses on digital assets		730	-
Equity income on equity method investments		(10)	(1)
Share-based compensation expenses	12	761	138
Changes in operating assets and liabilities:
Increase in accounts receivable		-	3,417
Decrease in prepayments and other current assets		420	1,531
Change of digital assets		(1,630)	17
Decrease in accrued expenses and other payables		-	50
Decrease in accounts payable		-	(3,300)
Net cash flow used in operating activities from discontinued operation		(19,327)	-
Net cash flow generated from/(used in) operating activities		(20,185)	2,411
Cash flows from investing activities:
Continuing operation
Purchases of property and equipment		(9,293)	(1,827)
Purchase of short-term investments		(1,895)	-
Net cash generated from investing activities from discontinued operation		10,703	-
Net cash used in investing activities		(485)	(1,827)
Cash flows from financing activities:
Continuing operation
Repayment of advances from related parties		1,818	-
Repayment of Short term loans		-	(417)
Net cash used in financing activities from discontinued operation		(3,661)	-
Net cash generated from/(used in) financing activities		(1,843)	(417)
Net increase/(decrease) in cash and cash equivalents from continuing operation		(10,228)	167
Net decrease in cash and cash equivalents and restricted cash from discontinued operation		(12,285)	-
Cash and cash equivalents and restricted cash at the beginning of the period for continuing operation		10,622	48
Cash and cash equivalents and restricted cash at the beginning of the period- for discontinued operation		15,840	-
Cash and cash equivalents and restricted cash at the end of the period for continuing operation		394	215
Cash and cash equivalents and restricted cash at the end of the period for discontinued operation		3,555	-
Supplemental disclosure of cash flow information:
Continuing operation
Interest paid		-	50
Discontinued operation
Interest paid		3	-
Income tax paid		95	-
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents		1,988	215
Restricted cash		1,961	-
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows		3,949	215

BTC DIGITAL LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten EdtechX Education Group Ltd (the “Company”) was incorporated on September 27, 2019 under the law of Cayman Islands as an exempted company with limited liability. Meten EdtechX Education Group Ltd changed its name to “Meten Holding Group Ltd.” on August 11, 2021. On August 11, 2023, the Company changed its name to “BTC Digital Ltd.”. The Company is primarily engaged in the bitcoin mining business, and also generates revenue through mining machines resale and rental business operations.

As of June 30, 2023, the details of the Company’s subsidiaries were as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	BVI	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Meta Path investing holding company	December 3, 2021	Cayman Islands	100%	Investment holding
Met Chain investing holding company Ltd	January 5, 2022	BVI	100%	Investment holding
METEN BLOCK CHAIN LLC	March 8, 2022	United States	100%	Investment holding

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 25,000,000 ordinary shares with a par value of $0.06 per share. On September 27, 2019, the Company issued one ordinary share to its sole director Richard Fear for a purchase price of $0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

Reverse recapitalization

On December 12, 2019, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of the Company (“EdtechX Merger Sub”), Meten Education Group Ltd.(“Meten International”), a Cayman Islands exempted company which incorporated on July 10, 2018 and wholly owned subsidiary of the Company (“Meten Merger Sub”, and together with EdtechX Merger Sub, the “Merger Subs”). EdtechX was a blank check company incorporated in Delaware on May 15, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Meten International and EdtechX, i.e., 318,601,222 ordinary shares of Meten International and 1,971,505 ordinary shares of EdtechX for 1,613,054 and 65,717 ordinary shares of the Company, respectively (the “SPAC Transaction”).

Meten International was determined to be the accounting acquirer given the controller of Meten International effectively controlled the combined entity Meten EdtechX Education Group Ltd after the SPAC Transaction.

The transaction is not a business combination because EdtechX was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1519 established in the reverse recapitalization transaction, which is 48,391,607 divided by 318,601,222, to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 12.

Immediately prior to the merger transaction, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the merger transaction.

In connection with merger transaction, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest USD 6,000, USD 4,000 and USD 6,000 to purchase shares of the Company. The financing of the USD 12,000 was completed on March 30, 2020, and the USD 4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

Reorganization of Meten International

Prior to the SPAC Transaction, Meten International undertook a series of steps to restructure its business.

Meten International’s history began in April 2006 with the commencement of operations of Shenzhen Meten International Education Co., Ltd. (“Shenzhen Meten”), a limited liability company incorporated in the PRC by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo (collectively, the “Founders”). On December 18, 2017, Shenzhen Meten was converted into a joint stock limited liability company and 30,000,000 shares of RMB1 each were issued.

From March 2012 to August 2018, Mr. Yun Feng, Shenzhen Daoge Growth No.3 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.5 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.11 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.21 Investment Fund Partnership (Limited Partnership), Zhihan (Shanghai) Investment Center (Limited Partnership), Hangzhou Muhua Equity Investment Fund Partnership (Limited Partnership) (collectively known as the “Pre-listing Investors”) each acquired certain equity interests in Shenzhen Meten.

In preparation of the listing in capital markets of Shenzhen Meten’s general adult English training, overseas training services, online English training and other English language-related services businesses (the “Business”), Shenzhen Meten underwent a series of reorganization transactions (“Reorganization”) in 2018. The main purpose of the Reorganization is to establish a Cayman Islands holding company for the Business in preparation for its overseas listing.

The Reorganization was executed in the following steps:

1)	Meten International was incorporated as an exempted company with limited liability in the Cayman Islands on September 27, 2019 and as offshore holding company of the Group. In July and August 2018, the Founders and Pre-listing Investors subscribed for ordinary shares of Meten International at par value, all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. Upon the issuance of ordinary shares to the Founders and Pre-listing Investors, the equity structure of the Meten International is identical to that of Shenzhen Meten.

2)	In July 2018, Meten International further established two wholly-owned subsidiaries in the British Virgin Islands, Meten BVI and Likeshuo BVI.

3)	In August 2018, Meten BVI and Likeshuo BVI established two wholly-owned subsidiaries in Hong Kong, Meten HK and Likeshuo HK, respectively.

4)	In September 2018, Meten HK and Likeshuo HK established two wholly-owned subsidiaries in China, named Zhuhai Meizhilian Education Technology Co., Ltd.(“Zhuhai Meizhilian”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”), respectively.

5)	In October 2018, Shenzhen Meten was split into three separate legal entities, namely Shenzhen Meten, Shenzhen Likeshuo Education Co., Ltd. (“Shenzhen Likeshuo”) and Shenzhen Yilian Education Investment Co. Ltd. (“Shenzhen Yilian Investment”).

6)	In November 2018, Zhuhai Meten and Zhuhai Likeshuo (collectively the “WFOEs”) entered into a series of contractual arrangements, including a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders’ rights entrustment agreement (collectively referred to as the “Contractual Arrangements” as further described below) with Shenzhen Meten, Shenzhen Likeshuo and their shareholders, respectively. Consequently, Shenzhen Meten and Shenzhen Likeshuo became consolidated VIEs of Meten International upon the completion of the relevant reorganization steps.

7)	As part of the Reorganization, Shenzhen Meten transferred its equity interests in certain operations that are not a part of the Business to Shenzhen Yilian Investment and made a net cash distribution of approximately RMB148,270. Such net payment is recorded as distributions in connection with Reorganization in the accompanying consolidated statements of changes in shareholders’ deficit for the year ended December 31, 2018.

The Reorganization involved the restructuring of the legal structure of the Business, which was under common control and did not result in any changes in the economic substance of the ownership and the Business. The accompanying consolidated financial statements have been prepared as if the VIE structure had been in existence throughout the periods presented and prior to the VIE structure was unwound.

Upon completion of the Reorganization, Meten International’s shares and per share information including the basic and diluted income/(loss) per share have been presented retrospectively as if the number of ordinary shares outstanding immediately after the completion of the Reorganization had been outstanding from the beginning of the earliest period presented, except for the ordinary shares issued in connection with the exchange of Redeemable Owner’s Investment held by the Pre-listing investors during the Reorganization have been weighted for the portion of the period that they were outstanding.

(c)	Unwinding of the VIE Structure

The Company has previously conducted the ELT services in China through a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their respective subsidiaries, and consolidated the financial results of Shenzhen Meten and Shenzhen Likeshuo and their subsidiaries in the Company’s consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).

On October 22, 2022, the Company announced the decision to dispose of the VIE structures in China, and on November 22, 2022 the Company has terminated all of the VIE structures with the ELT services. From November 23, 2022, the Company no longer retained any financial interest over the ELT services related VIEs and accordingly deconsolidated the ELT services related VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of ELT services related VIEs represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, and results of operations related to ELT services related VIEs have been reported as discontinued operations for all periods presented.

(d)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP.

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

(e)	Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs before the VIE structure was unwound, in which it had a controlling financial interest. The results of the subsidiaries and the VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company, its subsidiaries and the VIEs have been eliminated on consolidation.

2.	Summary of significant accounting policies

(a)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, lease liabilities, right-of-use assets and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(b)	Functional currency

The Company use United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is United States dollar (“US$”).

(c)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2513, representing the index rates stipulated by the Federal Reserve Bank of New York on June 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

(e)	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its franchisee were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Digital assets

Digital asset (including bitcoin) is included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

(g)	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Miners	5 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

The Group capitalizes costs associated with the acquisition of major software for internal use in other assets in the consolidated balance sheets and amortizes the assets over the expected life of the software, generally between five and ten years.

(i)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the six months ended June 30, 2022 and 2023.

(j)	Loans

Loans comprise short-term loans and long term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(k)	Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognised at fair value, and subsequently carried at amortised cost using the effective interest method.

(l)	Revenue recognition

The Company adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of the Group’s revenue is as follows:

(1)	Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

(m)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(n)	Share based compensation

Share-based awards granted to the employees in the form of share options are subject to service and non-market performance conditions. They are measured at the grant date fair value of the awards. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Estimation of the fair value involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks and its operating history and prospects at the time the grants are made.

(o)	Statutory reserve

In accordance with the Company Laws of the PRC, the former VIEs registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(ab)	Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(ac)	Fair value measurements

The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other payables as of December 31, 2022 and June 30, 2023 approximate their fair values because of short maturity of these instruments.

(ad)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income/(loss) per share in years when their effect would be anti-dilutive. The Group has non-vested shares which could potentially dilute basic income/(loss) per share in the future. To calculate the number of shares for diluted net income/(loss) per share, the effect of the non-vested shares is computed using the treasury stock method.

(ae)	Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for Subtopic 470-20 and Subtopic 815-40. ASU 2020-06 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

3.	Risks and Concentration

Credit and concentration risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of June 30, 2023, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, Hong Kong and United States, which management believes are of high credit quality.

4.	Discontinued operations

Disposition of the VIEs and the VIEs’ subsidiaries

On November 22, 2022, the Group terminated all of its English language training (ELT) business-related VIE contracts for nil consideration and disposed of its Chinese lottery-related business.

From November 23, 2022, the Group no longer retained any financial interest over ELT business related VIEs and accordingly deconsolidated ELT business related VIEs’ financial statements from the Group’s consolidated financial statements. The disposal of ELT business related VIEs represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to ELT business related VIEs have been reclassified in the consolidated financial statements as discontinued operations for the years ended December 31, 2020, 2021 and 2022.

In November 22, 2022, the Group calculated a loss resulting from such disposition as follows:

As of November 22, 2022
RMB’000
Consideration	-

Cash and cash equivalents	5,376
Contract assets	3,845
Accounts receivable	42,716
Other contract costs, Current	8,221
Prepayments and other current assets	47,961
Amounts due from related parties	5,560
Prepaid income tax	14,243
Restricted cash	12,100
Other contract costs, non-current	16,388
Equity method investments	27,564
Property and equipment, net	11,051
Intangible assets, net	11,598
Deferred tax assets	42,449
Goodwill	192,962
Right-of-use assets	43,353
Other non-current assets	16,050
Accounts payable	(15,019)
Deferred revenue, current	(130,704)
Salary and welfare payable	(9,408)
Financial liabilities from contracts with customers	(267,796)
Accrued expenses and other payables	(49,525)
Income taxes payable	(135)
Current lease liabilities	(17,902)
Amounts due to related parties	(22,232)
Deferred revenue, non-current	(30,852)
Deferred tax liabilities	(858)
Non-current tax payable	(34,265)
Lease liabilities	(15,504)

Net assets of ELT business related VIEs*	(92,763)
Non-controlling interest of ELT business related VIEs	18,035
Less: Net assets of ELT business related VIEs contributable to the Company	(74,728)
Loss on disposal of ELT business related VIEs	74,728

The assets and liabilities for discontinued operations of ELT business related VIEs comprised the following items as of December 31, 2021:

As of December 31, 2021
RMB’000
Current assets for discontinued operations	-
Contract assets	5,323
Accounts receivable	44,291
Other contract costs, Current	32,241
Prepayments and other current assets	38,600
Amounts due from related parties	7,265
Prepaid income tax	14,479
Total	142,199

Non-current assets for discontinued operations
Other contract costs, non-current	11,149
Equity method investments	24,403
Property and equipment, net	85,803
Intangible assets, net	14,675
Deferred tax assets	25,991
Goodwill	192,962
Right-of-use assets	105,551
Other non-current assets	26,254
Total	486,788

Current liabilities for discontinued operations
Accounts payable	16,164
Bank loans	6,000
Deferred revenue, current	213,006
Salary and welfare payable	27,404
Financial liabilities from contracts with customers	337,932
Accrued expenses and other payables	36,575
Income taxes payable	195
Current lease liabilites	35,817
Amounts due to related parties	11,256
Total	684,349

Non-current liabilities for discontinued operations
Deferred revenue, non-current	35,546
Deferred tax liabilities	4,433
Non current tax payable	34,137
Lease liabilities	59,824
Total	133,940

The condensed cash flows of all the VIEs and their subsidiaries were as follows for the years ended December 31, 2020, 2021 and 2022:

	Years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(164,268)	(375,922)	(254,847)
Net cash used in investing activities	(54)	(2,685)	57,751
Net cash generated/(used in) from financing activities	91,241	371,637	(13,059)

The operating results included in the Group’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2020, 2021 and 2022.

	Years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Major classes of line items constituting pre-tax profit of discontinued operations
Revenue	897,035	728,996	317,844
Cost of sales	(607,077)	(483,701)	(191,735)
Sales and marketing	(310,433)	(250,850)	(78,839)
General and administrative	(340,277)	(334,693)	(93,124)
Research and development expenses	(31,878)	(18,413)	(6,817)
Other income that are not major	(2,558)	(35,773)	10,968
Loss, before income tax	(395,188)	(394,434)	(41,703)
Income tax expense/(benefit)	(5,803)	20,239	(817)
Loss, net of income tax	(400,991)	(374,195)	(42,520)
Loss on deconsolidation of the subsidiary, net of income tax	-	-	74,728
Net income/(loss), net of income tax	(400,991)	(374,195)	32,208

5.	Accounts receivables

The following table provides information about contract assets, accounts receivable, deferred revenue and financial liabilities from contracts with customers.

	December 31, 2022	June 30, 2023
	US$’000	US$’000

Accounts receivable	8,902	5,485

Prepayments and other assets

The prepayments and other assets consist of the following:

	December 31, 2022	June 30, 2023
	US$’000	US$’000

Prepayments and other current assets
Prepayment for equipment and related-services	3,237	1,705
Others	1,778	1,779
Total	5,015	3,484

The others mainly include deposits, prepaid consulting service fees and other sundry receivables.

6.	Digital assets

	December 31, 2022	June 30, 2023
	US$’000	US$’000

BTC	91	74

Total	91	74

Additional information about bitcoin:

For the six months ended June 30, 2023, the Company generated bitcoins primarily through mining services. The following table presents additional information about bitcoins for the year ended December 31, 2022 and the six months ended June 30, 2023, respectively:

	December 31, 2022	June 30, 2023
	US$’000	US$’000

Opening balance	-	91
Receipt of bitcoins from mining services	2,392	1,342
Receipt of bitcoins from hash power rental	131	-
Exchange of BTC into USDT	(2,429)	(1,359)
Impairment of bitcoins	(3)	-
Ending balance	91	74

For the ended June 30, 2023, the Company recognized impairment of Nil, and for the ended December 31, 2022, the Company recognized impairment of US$ 3 against bitcoins.

7.	Equity method investments

In December 2021, the Company had entered into an agreement with industry experts to establish a joint venture, Met Chain Co Limited under the laws of Hong Kong (the “2021 Joint Venture”), specializing in the research and development (“R&D”), production, and sales of cryptocurrency mining equipment. Upon the formation of the 2021 joint venture, the Company held 21% of the equity interests in the 2021 joint venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement. In November 2022, the Company had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 3.3% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478. As of December 31,2022 and June 30, 2023, the company held 24.3% of the equity interests in Met Chain Co Limited.

The Company recognized gain on equity method investments of $1,000 and $10,000 for the six months ended June 30, 2023 and 2022, respectively.

8.	Property and equipment, net

Property and equipment consists of the following:

	December 31, 2022	June 30, 2023
	US$’000	US$’000

Cost:
Miners for Bitcoin	15,219	17,046
Total cost	15,219	17,046

Less: Accumulated depreciation	1,816	3,490

Property and equipment, net	13,403	13,556

Depreciation expense recognized for the six months ended June 30, 2023 and 2022 was US$1,674 and US$650, respectively.

9.	Income tax

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders.

(b)	BVI

Under the current tax laws of the BVI, the Company’s BVI subsidiaries are not subject to any income taxes in the BVI.

(c)	Hong Kong Profits Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

10.	Short term loan

On October 1, 2022, the Group entered into a loan agreement with JM Digital., INC., with a maturity date of October 1, 2023. The Group had drawn down USDT $1,000 under the agreement, which is subject to a fixed interest rate of 12% and an origination fee rate of 2%. The loan was guaranteed by 147 units of Ant Miner (S19 series machines) that are hosted at Exponential Digital, LLC’s facilities as collateral.

11.	Earnings (Loss) per share

Basic and diluted net loss per share for each of the periods presented are calculated as follow:

	For the Six Months Ended June 30,
	2022	2023
	(in thousands of US$, except share data and per share data)
Numerator:
Net loss available to shareholders of the Company - basic and diluted	(1,779)	(1,115)
Denominator
Weighted average number of ordinary shares - basic	682,160	1,229,652
Effect of dilutive securities	-	-
Dilutive effect of non-vested shares	682,160	1,229,652
Denominator for diluted net (loss)/income per share
Net loss - basic	(2.61)	(0.91)
Net loss - diluted	(2.61)	(0.91)

12.	Share-based compensation

Compensation expense recognized for share-based awards was as follow:

	For the Six Months Ended June 30,
	2022	2023
	US$’000	US$’000

Share options	761	138

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e., 3 years after the commencement date of exercise).

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized using the straight-line method over the requisite service period.

13.	Equity

Ordinary shares

On September 27, 2019, the Company was authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holder of the Company’s ordinary shares are entitled to one vote for each share.

On July 10, 2018, Meten International was incorporated as limited liability company with authorized share capital of 380,000 Hong Kong dollar (“HK$”) divided into 38,000,000 shares with par value HK $0.01 each. After the incorporation of Meten International, the Founders and Pre-listing Investors subscribed 47,035 ordinary shares of Meten International at par value of HK $0.01 per share.

In December 2018, Meten International increased its authorized share capital by creation of 500,000,000 shares with par value of US$0.0001 and issued 318,601,222 ordinary shares of US$0.0001 each, and repurchased the 47,035 existing issued ordinary shares of HK $0.01 par value each and decreased the authorized share capital by cancellation of all unissued shares of HK$0.01 each.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement. A total of 318,601,222 ordinary shares of Meten International were converted to 48,391,607 ordinary shares of the Company. A total of 1,971,505 ordinary share of EdtechX were converted to the equal shares of the Company.

Immediately prior to the Business Combination, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the Business Combination.

In connection with the Business Combination, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest US$6,000, US$4,000 and US$6,000, respectively, to purchase shares of the Company. The two $6,000 financings were completed on March 30, 2020, and the US$4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

In connection with the Business Combination, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of the Company’s ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Business Combination.

On January 4, 2021, the Company issued 1,327,514 Ordinary Shares under the Company’s 2020 share incentive plan to Pan Yanqiong, the Chief Marketing Officer of Likshuo.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share.

On November 9, 2021, the Company entered into a securities purchase agreement with certain investors, to sell an aggregate of 33,333,334 ordinary shares, par value $0.0001 per share, of the Company, at an offering price of $0.60 per share.

On May 4, 2022, the Company completed a thirty for one share consolidation (the “2022 Share Consolidation”) of its issued and outstanding ordinary shares, par value $0.003 per share.

On June 29, 2022, the Company approved the proposal to increase their authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each.

On August 4, 2022, the Company offered 1,470,475 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share.

On November 10, 2022, the Company issued 3,532,841 ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478, to the four equity holders to acquire 3.3% of the equity interests in the Joint Venture.

On August 23, 2023, the Company completed a twenty for one share consolidation (the “2023 Share Consolidation”, together with the 2022 Share Consolidation, the “Share Consolidations”) of its issued and outstanding ordinary shares, par value $0.06 per share.

As of December 31, 2022 and June 30, 2023, there were 1,044,009 and 1,301,629 ordinary shares issued and outstanding, respectively.

From the legal perspective, the Share Consolidations applied to the issued shares of the Company on the date of the Share Consolidations and do not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to the Company’s ordinary shares in this report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidations, as if the Share Consolidations had occurred by the relevant earlier date.

Warrants

As of December 31, 2020, there were 12,705,000 warrants outstanding. the warrants have been trading on the Nasdaq Market under the symbol “METXW” since May 27, 2020.

On January 8, 2021, the Company successfully completed a tender offer for its warrants to purchase ordinary shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

The Company raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 warrants of the Company as part of the tender offer. In addition, 2,629,812 warrants to purchase ordinary shares of the Company were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 ordinary shares of the Company.

The Company offered its existing loyal warrant holders the opportunity to exercise their warrants at $1.40 from the initial warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding warrants were exercised in the tender offer.

Net proceeds are anticipated to be approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and are expected to primarily be used for potential acquisitions and working capital and for general corporate purposes.

On February 19, 2021, 336,001 warrants to purchase ordinary shares were validly tendered for cashless exercise, resulting in the issuance of 336,001 ordinary shares. The exercise price of the warrants was $2.50 per share.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021. Since the offering price per share of this offering was $1.00 per share, which was lower than $2.50 per share, the exercise price for outstanding warrants was reduced to $1.00 upon closing of the offering on May 21, 2021.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share. The Company also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share (the “Pre-funded Warrants”, each a “Pre-funded Warrant”), to those purchasers whose purchase of ordinary shares in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the offering. The purchase price of each Pre-funded Warrant is $0.2999, which equals the price per ordinary share being sold to the public in that offering, minus $0.0001. The Pre-funded Warrants became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

Upon effectiveness of the Reverse Split, each outstanding warrant of the Company became exercisable for 1/30 ordinary share of the Company, and the exercise price of Company’s outstanding warrants was increased to US$9.00, adjusted from $0.30 prior to the Reverse Split and representing the temporarily reduced price based on the Company’s Tender Offer Statement on Schedule TO, as amended and supplemented, originally filed by the Company with the U.S. Securities and Exchange Commission on December 7, 2020 (the “Tender Offer”). Based on the terms of the Tender Offer, following the date on which the closing price of the Company’s ordinary shares has been equal to or greater than $90.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, the exercise price of the Company’s outstanding warrants would be increased to US$345.00.

On August 4, 2022, the Company offered 22,899,047 ordinary shares, par value US$0.003 per share, consisting of (a) 1,470,475 ordinary shares issuable upon the exercise of pre-funded warrants (the “Pre-Funded Warrants”) and (b) 21,428,572 ordinary shares issuable upon the exercise of investor warrants (the “Investor Warrants”). Each Pre-Funded Warrant is exercisable for $0.001 per ordinary share and may be exercised at any time until all the Pre-Funded Warrants are exercised in full; and each Investor Warrant has an exercise price of $0.70 per share, is exercisable on or after August 8, 2022 and will expire on August 9, 2027.

As a result of the August 2022 offering, the exercise price of the Company’s public warrants was reduced to $0.70 per warrant. The exercise price of the Company’s outstanding warrants will be reset to $345.00 per share on the date following which the closing price of its ordinary shares has been equal to or greater than $90.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection.

14.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship

Mr. Zhao Jishuang	A director of the Company
Mr. Guo Yupeng	A director of the Company
Mr. Peng Siguang	CEO and director of the Company
Met Chain Co., Limited	An associate company of the Company

(a)	Major transactions with related parties

	December 31, 2022	June 30, 2023
	US$’000	US$’000

Advances from related parties
- Mr. Guo Yupeng	290	-
- Mr. Zhao Jishuang	1,469	-
- Met Chain Co.,Limited	2,042	-
Total	3,801	-

Repayment of advances from related parties
- Mr. Zhao Jishuang	1,485	-
Total	1,485	-

(b)	Balances with related parties

(c)	December 31, 2022	June 30, 2023
	US$’000	US$’000
Amounts due to related parties
Current
- Mr. Guo Yupeng	290	290
- Mr. Zhao Jishuang	4,407	4,407
- Met Chain Co.,Limited	2,042	2,042
Total	6,739	6,739

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

15.	Restricted net assets

There is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

16.	Subsequent events

Purchase of 200 Units of Antminer S19j Pro Bitcoin Mining Machines

On July 14,2023, the Company has entered into an asset purchase agreement with two unaffiliated third parties to acquire 200 units of Antminer S19j Pro (110 TH/s), Bitcoin mining machines, and has agreed to issue to the sellers 227,456 ordinary shares of the Company valued at $880,000.

Entry into Share Subscription Agreements

On August 7, 2023 the Company announced that it has entered into subscription agreements with two foreign investors, including an institutional investor, Future Satoshi Ltd, and an individual investor, for the issue and sale of 200,000 ordinary shares of the Company, par value US$0.06 per share, for total gross proceeds of $1,000,000, or US$5.0 per share.

Name Change to BTC Digital Ltd.

On August 11, 2023, the Company changed its name to “BTC Digital Ltd.”.

Share Consolidation

On August 23, 2023, the Company announced a 1-for-20 share consolidation of its ordinary shares, which began to trade on Nasdaq on August 24, 2023 on a split adjusted basis. The authorized share capital of the company is now US$1,500,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.06 each. As of August 23, 2023 and immediately prior to the effective date, there were 35,312,478 ordinary shares outstanding. As a result of the Share Consolidation, there are 1,822,426 ordinary shares outstanding.

Purchase of 220 Units of Antminer S19j Pro Bitcoin Mining Machines

On November 3, 2023, the Company announced that it has entered into an asset purchase agreement with two unaffiliated third parties to acquire 220 units of Antminer S19j Pro (110 TH/s) Bitcoin mining machines, and has issued to the sellers 276,572 ordinary shares of the Company valued at $968,800.